UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-102]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

(Amendment No. 4)

PARADIGM HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69901V106

(CUSIP Number)

Martin M. Hale, Jr.
570 Lexington Avenue
49 th Floor
New York, NY 10022
212-751-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 8 Pages)

CUSIP No. 69901V106		SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON

	Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

	WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER

OWNED		0

BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
		0
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%
14	TYPE OF REPORTING PERSON

	PN

CUSIP No. 69901V106		SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON

	Hale Fund Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

	WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER

OWNED		0

BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
		0
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%
14	TYPE OF REPORTING PERSON

	OO

CUSIP No. 69901V106		SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON

	Martin M Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

	PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Untied States
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER

OWNED		0

BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER

WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%
14	TYPE OF REPORTING PERSON

	IN

CUSIP No. 69901V106		SCHEDULE 13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON

	EREF PARA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

	WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER

OWNED		0

BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER

WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%
14	TYPE OF REPORTING PERSON

	OO

CUSIP No. 69901V106		SCHEDULE 13D	Page 6 of 8 Pages

1	NAME OF REPORTING PERSON

	Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

	WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	7	SOLE VOTING POWER

SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER

OWNED		0

BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		0
PERSON	10	SHARED DISPOSITIVE POWER
		0
WITH
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%
14	TYPE OF REPORTING PERSON

	OO

CUSIP No. 69901V106	SCHEDULE 13D	Page 7 of 8 Pages

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the "Amendment No. 4") amends the Schedule 13D filed on April 24, 2009 [File Number 005-31925] (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on June 2, 2010 (the “Amendment No. 1”), as amended by Amendment No. 3 to the to the Schedule 13D filed on July 29, 2011 (“Amendment No. 3”, and together with Amendment No. 1 and the Original Schedule 13D, the “Amended Schedule 13D”), on behalf of the following persons (collectively, the "Reporting Persons"): (i) Hale Capital Partners, LP, a Delaware limited partnership ("HCP"); (ii) Hale Fund Partners, LLC, a Delaware limited liability company (“HFP”); (iii) EREF PARA, LLC, a Delaware limited liability company ("EREF"); (iv) Hale Fund Management, LLC,  a Delaware limited liability company (HFM); and (v) Martin Hale, Jr., an individual (“MH”). Unless specifically amended hereby, the disclosures set forth in the Amended Schedule 13D shall remain unchanged.  All capitalized terms not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Amended Schedule 13D.  This Amendment No. 4 is being filed by the Reporting Persons as an exit filing.

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Amended Schedule 13D is being amended to include the following:

On September 1, 2011, the Company, CACI, Inc.—Federal, a Delaware corporation, and CACI Newco Corporation, a Nevada corporation and wholly-owned subsidiary of Parent, consummated the Merger and, in accordance with the terms of the Merger Agreement and the Termination Agreement, the Reporting Persons ceased to beneficially own any shares of Common Stock, Series A-1 Preferred Stock, Warrants and Notes.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is being amended and restated as follows:

(a) See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b) See Items 7 through 10 of the cover pages to this Statement for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct disposition.

On September 1, 2011, the Company, CACI, Inc.—Federal, a Delaware corporation, and CACI Newco Corporation, a Nevada corporation and wholly-owned subsidiary of Parent, consummated the Merger and, in accordance with the terms of the Merger Agreement and the Termination Agreement, the Reporting Persons ceased to beneficially own any shares of Common Stock, Series A-1 Preferred Stock, Warrants and Notes.

(c) Except as set forth herein, none of the Reporting Persons have effected any transaction in the Issuers stock during the past 60 days.

CUSIP No. 69901V106	SCHEDULE 13D	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2011

HALE CAPITAL PARTNERS, LP

By:	/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr., its Chief Executive Officer

HALE FUND PARTNERS, LLC

By:	/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr., its Chief Executive Officer

EREF PARA, LLC

By: Hale Fund Management, LLC, its Managing
Member

By:	/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr., its Chief Executive Officer

HALE FUND MANAGEMENT, LLC

By:	/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr., its Chief Executive Officer

/s/ Martin M. Hale, Jr.
Martin M. Hale, Jr.